UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Tofutti Brands Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

88906B105

(CUSIP Number)

Steven J. Glusband

Carter Ledyard & Milburn LLP

2 Wall Street, New York, New York 10005

(212) 732-3200

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

February 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.: 88906B105

1	NAMES OF REPORTING PERSON Efrain Mintz (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER -

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,912,926

EACH REPORTING	9	SOLE DISPOSITIVE POWER -

PERSON WITH	10	SHARED DISPOSITIVE POWER 2,912,926

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,912,926 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.58% (3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	On February 24, 2021, Mr. David Mintz passed away. Upon Mr. David Mintz’s death, all of his assets were transferred to his estate. Mr. Efraim Mintz is the executor of the Estate of David Mintz.

(2)	Includes 282,486 shares issuable upon conversion of a $500,000 note between the Estate of Mr. David Mintz and the Issuer.

(3)	Based upon 5,153,706 shares the Issuer’s common stock outstanding on August 16, 2021 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 17, 2021.

1	NAMES OF REPORTING PERSON The Estate of David Mintz (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER -

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,912,926

EACH REPORTING	9	SOLE DISPOSITIVE POWER -

PERSON WITH	10	SHARED DISPOSITIVE POWER 2,912,926

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,912,926 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.58%(3)

14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	On February 24, 2021,Mr. David Mintz passed away. Upon Mr. Mintz’s death, all of his assets were transferred to his estate. Mr. Efraim Mintz is the executor of the Estate of David Mintz.

(2)	Includes 282,486 shares issuable upon conversion of a $500,000 note between the Estate of Mr. Mintz and the Issuer.

(3)	Based upon 5,153,706 shares of the Issuer’s common stock outstanding on August 16, 2021 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 17, 2021.

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D initially filed by the David Mintz on January 12, 2016 (the “Original Schedule 13D”) relating to shares of the common stock, $.01 par value per share of Tofutti Brands Inc., a Delaware corporation (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Parties in the Original Schedule 13D.

The principal executive offices of the Company are located at 50 Jackson Drive, Cranford, New Jersey.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of

i.	The Estate of David Mintz as successor in interest to David Mintz (the “Estate”), with respect to the Common Stock directly owned by it; and

ii.

Efraim Mintz, a United States citizen, the executor of the Estate and a director of the Issuer, with respect to the Common Stock beneficially owned by him. Mr. David Mintz was the uncle of Efraim Mintz.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(A)	Each of the Reporting Person’s address is c/o Tofutti Brands Inc., 50 Jackson Drive, Cranford, New Jersey 07016.
(B)	Efraim Mintz is the founding Executive Director of the Rohr Jewish Learning Institute (JLI), the largest network of adult education, providing accredited courses, seminars, and multiple educational offerings in 2,000 chapters across the globe since 1999. He is also the founder of the Wellness Institute, offering mental health educational offerings and trainings for social workers, educators, and parents.
(C)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(D)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. David Mintz passed away on February 24, 2021. After Mr. David Mintz’s death the shares of Common Stock directly and beneficially owned by him were transferred to the Estate and Mr. Efraim Mintz became the executor of the Estate.

Item 4. Purpose of Transaction.

Mr. David Mintz passed away on February 24, 2021. After Mr. David Mintz’s death the shares of Common Stock directly and beneficially owned by him were transferred to the Estate and Mr. Efraim Mintz became the executor of the Estate.

On January 6, 2016, David Mintz, the Issuer’s former Chairman and Chief Executive, provided the Issuer with a loan of $500,000. The loan, which was originally set to expire on December 31, 2017 was extended to December 31, 2022 effective January 10, 2020. The original loan was convertible into shares of the Issuer’s Common Stock at a conversion price of $4.01 per share, the closing price of its common stock on the NYSE MKT on the date the promissory note was first entered into. The extended loan is, at the option of the holder, convertible into the Issuer’s Common Stock at a conversion price of $1.77 per share, the closing price of the Issuer’s Common Stock on the date of the extension of the promissory note. No other terms of the loan were modified. Commencing March 31, 2016,interest of 5% is payable on a quarterly basis without compounding. The loan may be prepaid in whole or in part at any time without premium or penalty. In any event of default, as defined in the promissory note, without any action on the part of the Estate, the interest rate will increase to 12% per annum and the entire principal and interest balance under the loan, and all of the Issuer’s other obligations under the loan, will be immediately due and payable, and the Estate will be entitled to seek and institute any and all remedies available to it.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons are the beneficial owners of the 2,912,926 shares, or approximately 53.58% of the shares of Common Stock outstanding.
(b)	The Reporting Persons have shared voting and dispositive power with respect to the 2,912,926 shares of Common Stock beneficially owned by them.
(c)	Includes 282,486 shares of Common Stock issuable upon conversion of a $500,000 note between the Estate and the Issuer.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the loan, which includes a promissory note and a security agreement, as described in Item 4 and 5 the agreements incorporated herein by reference, and the nature of the Reporting Person’s principal occupation as described in Item 2, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in this Schedule 13D and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

99.1	Promissory Note effective January 10, 2020, Filed as Exhibit 10.1 to the Issuer’s Form 8-K dated January 10, 2020 and hereby incorporated by reference thereto.

99.1	Security Agreement effective January 10, 2020, Filed as Exhibit 10.2 to the Issuer’s Form 8-K dated January 10, 2020 and hereby incorporated by reference thereto.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

October 14, 2021
(Date)

/s/ Efraim Mintz
The Estate of David Mintz
Efraim Mintz, as executor